Via Facsimile and U.S. Mail
Mail Stop 6010

September 4, 2008

Mr. Ciaran Murray
Chief Financial Officer
ICON plc
South County Business Park
Leopardstown, Dublin 18, Ireland

Re: **ICON plc**
        Form 20-F for Fiscal Year Ended December 31, 2007
        File No. 333-08704

Dear Mr. Murray:

  We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2007

Filing Cover Page

1. We note that you did not provide some of the required information on your filing cover page, including (1) the name, telephone, email and/or facsimile number and address of the company contact person and (2) the indication of the basis of

accounting you used to prepare the financial statements used in this filing. Please see SEC Release 33-8879, effective March 4, 2008, and revise accordingly.

Item 7. Major Shareholders and Related Party Transactions, page 41

2. We note that you did not disclose the portion of each class of securities held in the U.S. and the number of record holders in the U.S. as required by Item 7A.2. of Form 20-F. Please revise to provide us with this information and explain why you did not include this information in your filing. In addition, please provide us with an analysis that supports your apparent conclusion that you are a "foreign private issuer" within the meaning of Rule 3b-4 of the Exchange Act.

Note 2 – Significant Accounting Policies
Revenue Recognition, page 65

3. You disclosed that you recognize revenue over the period from the awarding of a contract to study completion and acceptance. You also disclosed that this requires you to estimate total expected revenue, time inputs, contracts costs, profitability and expected duration of the clinical trial. Please enhance your revenue recognition accounting policy as follows:

- Disclose the factors considered and the methodology employed in estimating total expected revenue, time inputs, contracts costs, profitability and expected duration;

- Disclose whether changes in estimates have had a material impact on your financial position, operating results or cash flow for the periods presented;

- Disclose examples of the milestone payments received for clinical trials and what you need to do to achieve the milestone payment;

- Disclose why you believe that the milestone payments are fixed and determinable in accordance with the guidance of SAB 104 and qualify for inclusion in total expected revenue;

- Clarify if the revenue recognized for clinical trials is limited to the cash received to date. If not, please explain why recognizing revenue in excess of cash received is appropriate; and

- Please revise your revenue recognition accounting policy to address the above comments as applicable.

Note 4 - Goodwill, page 70

4. You disclosed under your corporate strategy on page 13 that you have expanded geographically in 36 countries and intend to continue globally to build your client base. You also disclosed that you seek to enhance your competitive position by increasing your scale and range of services. However, you allocated almost the

entire purchase price in excess of fair value to goodwill for the three significant acquisitions completed since 2004. Based on your disclosures it appears that you may have acquired customer-related intangible assets, such as customer contracts and related customer relationships and customer lists, and technology-related intangible assets, such as databases and trade secrets. Please enhance your disclosures as follows:

- Please disclose the factors that you considered in allocating a value of approximately $2 million to customer-related intangible assets for the three acquisitions completed since 2004 given your disclosure that one of your corporate strategic goals is to build a client base by expanding geographically;
- Please tell us why your disclosure that the goodwill acquired in the DOCS International acquisition represents the costs associated with establishing a presence in the European staffing market is consistent with the definition of goodwill as defined in Appendix F of SFAS 141 as opposed to a customer-related intangible asset.
- Please tell us why you did not allocate any value to technology-related intangible assets given your disclosure that one of your strategic goals is to expand your range of services and your disclosure that the Ovation and DOCS International acquisitions broaden your range of service; and
- Please disclose the primary reasons that contributed to a purchase price which results in the recognition of goodwill in accordance with paragraph 51(b) of SFAS 141.

Please refer to paragraphs 39 and A18 through A21 of Appendix A of SFAS 141 and EITF 02-17.

Index to Exhibits, page 97

5. It does not appear that you have filed a copy of your Memorandum and Articles of Association, as amended. Please revise to file a copy of your Memorandum and Articles of Association and each amendment thereto.

6. In addition, it appears that one or more of your lease obligations may be a material lease pursuant to 4(b)(iv) of the Instructions as to Exhibits of Form 20-F. We note that on page 27 you disclose that you have $185.1 million in operating lease obligations, primarily relating to leased office facilities, which is more than half of your total contractual commitments. Please revise to file copies of all your material leases as exhibits.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Gus Rodriguez, Staff Accountant at (202) 551-3752, or Joel Parker, Branch Chief, at (202) 551-3651 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or Sonia Barros, Staff Attorney, at (202) 551-3655 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim Rosenberg
Senior Assistant Chief
Accountant